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04 APR 12 AM 7:21

Depositary Receipts
111 Wall Street, 20th Floor,
Zone 7, New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citigroup.com
Rhonda Lee
Vice President

04024274

April 2, 2004

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Exemption No. 82-3296

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- The Important Resolutions Made by the 13th Conference of the 11th Boards of Director of the Company.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Sincerely,

Rhonda Lee

Rhonda C. Lee
Vice President, Account Management
Citigroup® Global Transaction Services
Citibank® Depositary Receipt Services

dlw 4/14

China Steel Corporation Announcement

The important resolutions made by the 13th conference of the 11th boards of directors of the Company March 19, 2004

Subjects: Approving the date, venue, and the reporting and discussing matters of the 2004 Annual General Meeting of Shareholders

1.Date of the Annual General Meeting of Shareholders (AGM): 2004/06/17

2.Venue: The Auditorium in CSC
(1 Chung Kang Road, Hsiao Kang District, Kaohsiung ,Taiwan, R.O.C)

3. Subjects for convening the AGM :

To report

(1) Report on the operations of 2003.

(2) Report on supervisor's review of the finalized financial statements of 2003.

(3) To report the status of guarantee provided by CSC as of the end of 2003

To discuss and acknowledge

(1) To acknowledge 2003 Business Report and Financial Statements

(2) To acknowledge the proposal for earnings appropriation of 2003

(3) To discuss the issuance of new shares through the conversion of earnings to increased capital

(4) To discuss Amendments to the Articles of Incorporation

(5) To discuss Amendments to the Rules Governing the Conduct of Shareholders Meeting

(6) To discuss Amendments to the Company's Rules for the Election of Directors and Supervisors.

(7) To discuss Amendments to the Procedures for acquisition or Disposal of Assets

(8) To elect the Company's directors and supervisors.

5. Period of suspension of shares registration: 2004/04/19~2004/06/17

Subject: Approving the proposal of the earnings appropriation of 2003

1.Type and monetary amount of dividend appropriation:

(1) Preferred Stock

Cash dividends: NT$ 3 per share

Stock dividends: NT$ 0.35 per share

Total: NT$ 160,002,700

(2) Common Stock

Cash dividends: NT$ 3 per share

Stock dividends: NT$ 0.35 per share

Total: NT$ 31,665,164,006

3. Matters that need to be specified:

(1) Bonus to Employees : NT$985,262,660 ; Compensation to Directors & Supervisors: NT$98,526,260.

(2)Number of shares as bonus to employees: 98,526,266 , equivalent 22.9% to the issuance of new shares through the conversion of earnings to increased capital

(3) Recalculated Earnings Per Share after appropriating the bonus to employees and compensation to directors & supervisors: NT$ 3.70.

Subject: Approving the proposal of the issuance of new shares through the conversion of earnings to increased capital

1.Source of capital increase funds: profits of year 2003

2.Number of shares issued:
431,028,007 shares (including bonus to employees)

3.Par value per share: NT$10

4.Total monetary amount of the issue: NT$4,310,280,070

5.Number of shares appropriated to employees: 98,526,266 shares

6.Ratio of shares appropriated as stock dividends to existing shareholders: stock dividend of 35 shares for each 1,000 shares

7.Rights and obligations of the newly issued shares: the same as existing shares

8.Utilization of the funds from the capital increase: Increase in working capital

Subject: Approving the financial statements for the year 2003

For the year 2003,revenues, net income and EPS were NT$129,702,797 thousand, NT$36,979,214 thousand and NT$3.94, respectively.

China Steel Corporation

Y.C. Chen
Executive Vice President & Spokesman